November 27, 2006

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ken Fang

Re:	First Horizon Asset Securities, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed October 12, 2006 File No. 333-137018

Dear Mr. Fang:

In connection with your review of the form of Prospectus Supplement for First Horizon HELOC Notes that has been filed as part of the above-described Registration Statement, you have asked for our legal analysis of why the issuing entity should not be considered an investment company subject to registration and regulation under the Investment Company Act of 1940, as amended (the “1940 Act”). On behalf of our client, First Horizon Asset Securities, Inc. (the “Registrant”), we are submitting this supplemental legal analysis in response to your request.

Legal Analysis

For each securitization transaction (each, a “HELOC Securitization”) that is backed by revolving home equity lines of credit (“HELOCs”), the Registrant intends to rely on the exemption from registration and regulation provided by Section 3(c)(5)(C) of the 1940 Act, which provides, in pertinent part, that the term “Investment Company” does not include “[a]ny person who is not engaged in the business of issuing redeemable securities . . . and who is primarily engaged in . . . (C) purchasing or otherwise acquiring mortgages or other liens in real estate”.

In each HELOC securitization, the primary purposes of the issuing entity will be to acquire the trust assets from the depositor, pledge the trust assets to the indenture trustee pursuant to the indenture, and issue the related asset-backed notes and the transferor interest, which evidences the beneficial ownership of the issuing entity, and other activities incidental to the foregoing. At least 80% of the trust assets of each issuing entity will consist of HELOCs that

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are secured by first and/or subordinate liens on one- to four-family residential properties. The issuing entity will not engage in any other business and is not expected to have any significant assets other than those securing the related asset-backed notes. Since the issuing entity will be “primarily engaged” in the business of purchasing or otherwise acquiring HELOCs and financing those purchases through the issuance of asset-back notes, the issuing entity should be exempt from registration under the 1940 Act pursuant to Rule 3(c)(5)(C) thereof so long as is not engaged in the business of issuing “redeemable securities” as that term is defined by the 1940 Act. See, e.g., Van Kampen Merritt Inc. (pub. avail. Oct. 11, 1983); Home Savings & Loan Association (pub. avail. Oct. 15, 1980); U.S. Home Finance Corp. (pub. avail. May 30, 1980).

Section 2(a)(32) of the 1940 Act defines the term “redeemable securities” to mean “[a]ny security, other than short term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof. Prior to 1970, Section 3(c)(5) of the 1940 Act (which was then numbered Section 3(c)(6)) did not exclude issuers of “redeemable securities” from the definitional exemption created thereunder. However, in 1970 Congress amended Section 3(c)(5) of the 1940 Act in an effort to curtail perceived abuses of certain factoring, discounting and real estate businesses which were purposely structured, through the issuance of “redeemable securities” to resemble mutual funds. See Securities and Exchange Commission Report on the Public Policy Implications of Investment Company Growth (House Report No. 2337, dated December 2, 1966 at pps. 328-9). The legislative history of the 1970 amendments to the 1940 Act indicate that the inclusion of the term “redeemable securities” in Section 3(c)(5)(C) was intended to apply “only to those companies which purport to model themselves after open-end investment companies by issuing a security redeemable at the option of the holder.” See Report of the Senate Committee on Banking and Currency, dated May 21, 1969, 1970-3 U.S. Code Congressional and Administrative News, at p. 4933.

In each HELOC Securitization, the issuing entity issues two types of securities: asset-backed notes and a transferor interest that evidences a 100% beneficial ownership interest in the issuing entity. The asset-backed notes are publicly offered to investors pursuant to the prospectus supplement that is filed as a part of the Registration Statement. The transferor interest is initially issued to, and retained by, First Tennessee Bank National Association, the transferor of the HELOCs and an affiliate of the depositor. The transferor interest may only be transferred to “qualified institutional buyers” as defined under Rule 144A of the Securities Act of 1933, as amended (the “1933 Act”), institutional “accredited investors” as defined under Rule 501(a)(1), (2), (3) or (7) of the 1933 Act, or persons involved in the organization or operation of the issuing entity or affiliates thereof. Since the owner of the transferor interest is required to advance funds to the issuing entity to the extent principal collections on the HELOCs are not sufficient to purchase additional balances during the revolving period of the HELOC Securitization, it is not anticipated that there will ever be more than one owner of the transferor interest of the issuing entity.

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The asset-backed notes of the issuing entity are redeemable only in connection with the exercise by the master servicer of an optional “clean-up call” when the aggregate outstanding principal balance of the asset-backed notes has been reduced to 10% of the initial principal balance thereof. The asset-backed notes are not redeemable, in whole or part, by the holders thereof. A redemption option that is exercisable by a party other than the holder of a security has been found not to constitute a “redeemable security” for purposes of the 1940 Act. See Premier Mortgage Corporation (pub. avail. March 23, 1983) and Prudential Mortgage Bankers and Investment Corp. (pub. avail. December 4, 1977).

The owner of the transferor interest of the issuing entity (the “Transferor Interest Owner”) has a limited right to remove certain randomly-selected HELOCs from the issuing entity upon the satisfaction of the following conditions:

(i)          the Transferor Interest Owner must represent and warrant to the indenture trustee that no selection procedures which are adverse to the interests of the noteholders or the note insurer were used in selecting the HELOCs to be removed;

(ii)        no Rapid Amortization Event shall have occurred or will occur as a result of the removal;

(iii)       the Transferor Interest Owner must give no less than five (5) business days notice of removal of the HELOCs to the note insurer, the indenture trustee and the rating agencies;

(iv)       the Transferor Interest Owner must randomly select the HELOCs to be removed from the issuing entity;

(v)         on the transfer date, the principal balance of the transferor interest, after giving effect to the HELOCs to be removed on such transfer date, must exceed zero (i.e., the aggregate principal balance of the HELOCs must exceed the outstanding principal amount of the note);

(vi)       the transfer shall not, in the reasonable belief of the Transferor Interest Owner, cause a Rapid Amortization Event to occur or an event that with notice or lapse of time or both would constitute a Rapid Amortization Event;

(vii)      the Transferor Interest Owner shall have delivered to the indenture trustee a revised loan schedule, reflecting the proposed transfer and the transfer date, and the master servicer shall have marked on its general accounting records to show that the HELOCs transferred to the Transferor Interest Owner are no longer owned by the trust;

(viii)     each rating agency must have notified the Transferor Interest Owner, the indenture trustee, and the note insurer that the transfer of HELOCs on a transfer date would not result in a reduction or withdrawal of its then current rating of the notes without regard to the note insurance policy;

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(ix)       the Transferor Interest Owner must have held the Transferor Interest for a minimum period of one (1) year prior to initial transfer date;

(x)        the transfers may occur no more than once per calendar quarter.

(xi)       The aggregate outstanding principal balance of the HELOCs to be transferred to the Transferor Interest Owner on a transfer date must exceed $1,000,000; and

(xii)      the Transferor Interest Owner must have delivered to the owner trustee, the indenture trustee, and the note insurer an officer’s certificate certifying that the foregoing conditions have been performed or are true, as the case may be.

In addition to the foregoing conditions, the aggregate principal balance of the HELOCs that may be removed by the Transferor Interest Owner on any transfer date will be limited to the amount that the Transferor Interest Owner has previously advanced to the issuing entity for the funding of additional balances, and which amount has not otherwise been reimbursed to the Transferor Interest Owner out of collections in respect of the pool assets.

Based upon the restrictions on the Transferor Interest Owner’s HELOC removal rights described above, we believe that the issuing entity will not be issuing “redeemable securities” within the meaning of Section 2(a)(32) of the 1940 Act. The Transferor Interest Owner will not have the right to remove HELOCs “upon . . . presentation to the issuer”. Removal of HELOCs will not be permitted for a period of one (1) year after the Transferor Interest Owner initially acquires its interest in the transferor interest. Thereafter, withdrawals may be made only once per calendar quarter upon not less than five (5) business days prior notice to the note insurer, the indenture trustee and the rating agencies. The SEC has previously taken a no-action position on Section 3(c)(5)(C) of the 1940 Act where similar types of restrictions were imposed. See Breen Mortgage Fund I (pub. avail. January 20, 1988; Embarcadero Mortgage Fund I (pub. avail. November 5, 1986) and California Dentists’ Guild Real Estate Mortgage Fund II (pub. avail. January 4, 1990). We believe that the one year holding period is a sufficiently long period to preclude a determination that the transferor interest is redeemable “upon . . . presentation to the issuer” within the meaning of Section 2(a)(32) of the 1940 Act, particularly in view of the other substantial and significant restrictions placed on removal of HELOCs proposed herein, many of which are outside the control of the Transferor Interest Owner. We also note that in U.S. Home Finance Corporation (pub. avail. May 30, 1980), no minimum holding period was contemplated.

Our conclusion is also consistent with prior SEC opinions as set forth in American Home Finance Corp. (pub. avail. May 11, 1981), Ray Ellison Mortgage Acceptance Corp. (pub. avail. January 17, 1985), and Redwood Mortgage Investors VII (pub. avail. January 5, 1990). Similar to the facts of American Home Finance and Ray Ellison Mortgage Acceptance Corp., the Transferor Interest Owner is neither absolutely entitled to redeem the HELOCs, nor only entitled to redeem them out of surplus. The amount to be received by the Transferor Interest Owner after the removal of HELOCs is limited to the aggregate principal amount of the removed HELOCs and is not based upon a proportionate share of the issuing entity’s current net assets. In addition,

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as in American Home Finance, the HELOCs to be removed by the Transferor Interest Owner are required to be randomly selected from the pool of HELOCs owned by the issuing entity. Furthermore, similar to the facts of Redwood Mortgage Investors VII, the amount of HELOCs that may be removed from the issuing entity is limited to the aggregate amount that the Transferor Interest Owner has previously advanced to the issuing entity (and that has not otherwise been reimbursed) for the funding of additional balances on the HELOCs during the revolving period, and is not based upon a proportionate share of the issuing entity’s current net assets or the cash equivalent thereof.

As in Redwood Mortgage Investors VII, U.S. Home Finance Corporation and American Home Finance, the issuing entity does not purport to model itself after an open-end investment company. Neither the proposed operations of the issuing entity, nor the HELOC removal rights of the Transferor Interest Owner resemble the operations of distribution plans of a typical open-end investment company, which is engaged in a continuous offering and repurchasing of its own securities as well as continuous purchases and sales of the securities of other issuers.

In Brown & Wood (pub. avail. February 24, 1994), the SEC staff stated that “whether a structured financing program issues redeemable securities . . . will depend on whether there are substantial enough restrictions on an investor’s ability to withdraw portfolio securities”. In Brown & Wood, the SEC set forth the following factors that it considers to be important to this determination, which we address after each factor:

(1) whether an investor’s withdrawal right is conditional or absolute - as discussed above, the Transferor Interest Owner’s ability to remove HELOCs from the issuing entity is conditioned upon the satisfaction of numerous conditions, many of which are outside of the control of the Transferor Interest Owner;

(2) whether the issuer offers the matching securities for sale to investors at the same time or only at different times - the issuing entity does not offer matching securities to investors at the same time or different times;

(3) whether and how often the issuer sponsors activities (such as auctions and mandatory tender features) designed to facilitate an investor’s ability to acquire the matching security or securities and present them for withdrawal - the issuing entity does not sponsor any such activities;

(4) whether the amount of portfolio securities that an investor can withdraw from the program at any one time is limited or unlimited - the aggregate principal balance of the HELOCs that may be removed by the Transferor Interest Owner at any time is limited as described above;

(5) how often an investor can withdraw portfolio securities from the program - the frequency of the Transferor Interest Owner’s HELOC removal rights is limited to once per calendar quarter as described above;

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(6) whether or not there is a holding period requirement – the Transferor Interest Owner is required to hold the transferor interest for a minimum period of one (1) year prior to the initial transfer date, as described above;

(7) the denomination of the securities and the minimum amount needed to withdraw portfolio securities - the minimum aggregate principal balance of HELOCs that may be removed by the Transferor Interest Owner during any calendar quarter is established at $1,000,000, as described above;

(8) how the withdrawal right is presented to investors -- the Transferor Interest Owner’s HELOC removal right is disclosed to investors in the asset-backed notes under “Summary -- Repurchase or Substitution of Mortgage Loans” and under “The Sale and Servicing Agreement -- Optional Transfer of HELOCs” in the form of prospectus supplement included as part of the Registration Statement.

We believe that the foregoing facts should readily distinguish the Transferor Interest Owner’s HELOC removal rights from the types of freely redeemable securities typically issued by open-end investment companies that are subject to registration and regulation under the 1940 Act. Accordingly, the Transferor Interest Owner’s HELOC removal rights should not cause the transferor interest to become a “redeemable security” as defined in Section 2(a)(32) of the 1940 Act and the issuing entity should be exempt from registration and reporting under the 1940 Act pursuant to Section 3(c)(5)(C) thereof.

* * * *

We respectfully submit the foregoing for your consideration in response to your comment letter dated November 3, 2006. If you find the foregoing responses acceptable, the Registrant will prepare and file an amendment which incorporates the proposals discussed in this letter. If you have any further questions concerning this filing, please contact me at (214) 659-4425.

Very truly yours,

/s/ Mark W. Harris

Mark W. Harris

cc	Sara Fagin
Clyde A. Billings
Alfred Chang
John Arnholz
David Barbour
Mark Windley